Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Pursues Strategic Co-operation With China Guangdong Nuclear Power
Saskatoon, Saskatchewan, Canada, June 24, 2010 . . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) announced today it is pursuing long-term co-operation opportunities with China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) to supply uranium fuel for its growing fleet of nuclear power plants.
CGNPC, China’s largest clean-energy enterprise, with the largest number of nuclear power plants under construction in the world, needs uranium to fuel its four existing reactors and others currently under construction. CGNPC indicates that it has about 20,000 megawatts (MW) of nuclear capacity under construction and expects to have over 50,000 MW on line by 2020.
Cameco and CGNPC today signed a non-binding framework agreement committing the companies to negotiate long-term uranium purchase agreements and potential joint development of uranium resources. Discussions between the two companies are ongoing.
“The announcement today moves Cameco one step closer to supplying uranium to one of the fastest growing nuclear companies in the world,” said Jerry Grandey, Cameco’s CEO. “Our plan to double uranium production by 2018 aligns well with China’s vigorous reactor construction program.”
Reports from China indicate the country plans to increase its nuclear capacity from the current 9 gigawatts (GW) to at least 70 GW by 2020. A further increase to 120-160 GW or more is planned by 2030.
“We intend to secure a long-term relationship with China Guangdong Nuclear Power,” Grandey added.
CGNPC officials recently met with Cameco’s senior executives and toured Cameco’s minesites in northern Saskatchewan.
China Guangdong Nuclear Power Holding Co., Ltd. profile
CGNPC is a state-owned enterprise focused on development, construction and operation of nuclear power plants. CGNPC operates two nuclear power stations with nearly 4,000 MW of installed generating capacity and has 14 nuclear power units under construction. The company also operates conventional generation facilities and is involved in development of solar, wind and hydro technology.

Cameco profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
Caution Regarding Forward-looking Information and Statements
Our plan to double uranium production by 2018 is considered to be forward-looking information and statements under Canadian and US securities laws. This plan is based upon a number of material assumptions, and its achievement is subject to a number of material risks, which are discussed in our annual MD&A, including under the headings “Our Strategy” and “About forward-looking information”. We will not necessarily update this information unless we are required to by securities law.
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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593